GRB FINANCIAL, LLC

STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Member Units		Retained Earnings
	Units	Amount	(Deficit)
BALANCE, December 31, 2015	100	$ 30,004	$ 61,353
Net Income (Loss)	-	-	(24,094)
BALANCE, December 31, 2016	100	$ 30,004	$ 37,259

The accompanying notes are an integral part
of these financial statements